August 22, 2011

Via E-Mail (WindsorC@SEC.GOV)

Mr. Christian Windsor

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter, dated August 8, 2011, Related to File No. 001-34653

Dear Mr. Windsor:

We have reviewed the letter referred to above and respectfully provide the following responses. The information designated by the symbol [****] on pages 11,12 and 13 of our response below has been omitted from this letter and been submitted separately to the Staff with confidential treatment requested pursuant to Rule 83 (17 C.F.R § 200.83).

Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010

General

1. Provide us with your analysis supporting your conclusion that the sale of the servicing rights in December 2010 was not the entry into a material agreement, requiring an Item 1.01 8-K. Also, provide us with your analysis supporting your conclusion that the sales contract and sub-servicing agreement are not material contracts(s) as described in Item 601(b)(10) of Regulation S-K.

Mortgage servicing rights, net of accumulated amortization and impairment reserve, accounted for 0.23% of the Company’s total assets immediately prior to the December 2010 sale. Because total mortgage servicing rights are not material to the Company’s balance sheet, the agreement to sell mortgage servicing rights with a book value of $4.5 million, or 0.06% of the Company’s total assets as of December 31, 2010, was not considered to be a material agreement requiring disclosure pursuant to Item 1.01 of Form 8-K or Item 601(b)(10) of Regulation S-K.

Company management did not consider the sub-servicing agreement entered into in conjunction with the December 31, 2010 sale of mortgage servicing rights to be a material definitive agreement. Under the terms of the sub-servicing agreement, the Company receives a nominal per loan servicing fee. The sub-servicing agreement is cancellable at any time during the first three years by the purchaser and at any time after the first three years by either party. Further, the Company routinely enters into servicing and sub-servicing arrangements with third parties. Because the sub-servicing contract entered into in conjunction with the December 2010 sale of mortgage servicing rights is such as ordinarily accompanies the kind of business conducted by the Company, it was deemed to have been made in the ordinary course of business, and therefore not required to be disclosed pursuant to Item 1.01 of Form 8-K. Additionally, the sub-servicing agreement does not fall within any of the categories of contracts made in the ordinary course of business that require disclosure pursuant to Item 601(b)(10) of Regulation S-K.

Lending Activities, page 2

2. Please revise future filings to provide more detail regarding your lending activities pursuant to Item 101(c)(1) including but not limited to the following:

•

describe the historic and current “minimum underwriting standards” to which you refer on the fifth line and identify the particular standards that you have given loan officers the discretion to waive and the limits of such discretion;

•	describe your “your documentation standards” to which you refer in the second sentence.

The Company’s future filings will be revised to include additional detail regarding lending activities pursuant to Item 101(c)(1), including but not limited to, a description of: (1) our historic and current minimum underwriting standards, with identification of particular standards that loan officers have the discretion to waive and any limits on such discretion, and (2) our documentation standards.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

3. We note your references to “challenging economic conditions” and “general declines in the real estate and housing markets.” Consistent with Item 303(a) and Release No. 33-8350, please provide to us and undertake to include in your future filings, discussion and analysis of the specific economic conditions and trends in your particular market area having an effect on your financial condition and or results of operations. For example, address: unemployment rate; median household income; and non business bankruptcy filings. Given that over sixty five percent of your portfolio is real estate loans provide discussion and analysis of home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits and housing permits; existing single family home sales; home prices; foreclosures started; commercial real estate prices; commercial real estate sales; and commercial building permits.

Challenging economic conditions continue to have a negative impact on businesses and consumers in some of our market areas. Increases in unemployment combined with general declines in the real estate and housing markets resulted in continued deterioration in the credit quality of our loan portfolio, which is reflected by increases in non-performing and internally risk classified loans.

Although unemployment rates in the three states in which the Company operates compare favorably to national averages, unemployment increased in our Montana and Wyoming market areas and remained stable in our South Dakota market area during 2010, as compared to 2009. The table below presents average seasonally-adjusted unemployment rates in the Company’s market areas and nationally for the time periods indicated.

Average Seasonally-Adjusted Unemployment Rates
	Year Ended	Year Ended	Six Months Ended
	December 31, 2009	December 31, 2010	June 30, 2011
Montana	6.3%	7.2%	7.4%
Wyoming	6.5%	7.0%	6.1%
South Dakota	4.9%	4.8%	4.8%
National	9.3%	9.6%	9.0%

The Company monitors personal income growth nationally and in the three states in which it operates as an indicator of financial well-being in our market areas and in certain industries within our market areas. Per capita personal income increased 3.0% nationally in 2010, as compared to 2009. Montana, South Dakota and Wyoming saw increases in per capita personal income of 2.9%, 1.5% and 2.6%, respectively, during the same period. Additional increases in per capita income occurred during the first quarter of 2011 in all three states and nationally.

Individual bankruptcy filings in the three states in which the Company operates increased 12.7% to 6,366 in 2010, as compared to 5,651 in 2009, as compared to an increase of 8.8% nationally. Increases in individual bankruptcy filings are indicative of high household debt burdens and minimal income growth both nationally and in our market areas. During the first six months of 2011, continued efforts of consumers to decrease household debt and an overall reduction of consumer credit contributed to a decrease in individual bankruptcy filings in the three states in which the Company operates of 9.7%, as compared to the same period in 2010. Nationally, individual bankruptcy filings decreased 7.9% during the six months ended June 30, 2011, as compared to the same period in 2010.

2010 median home prices declined from 2009 and 2008, and days on market increased. Additionally, the quarterly all-transaction housing price index in Montana and Wyoming declined during the first quarter of 2011, as compared to the same period in the prior year, with Montana decreasing 2.4% and Wyoming decreasing 1.0%, as compared to a national decrease of 3.1%. The South Dakota all transaction housing price increased 0.8% during first quarter 2011, as compared to the same period in 2010.

Although housing permits in the three states in which the Company operates increased significantly during the month of June 2011, the number of housing permits issued during the six months ended June 30, 2011 declined from the same period in 2010. During the six months ended June 30, 2011, the three states in which the Company operates showed a combined decrease of 18.5% in the number of housing permits issued, as compared to the same period in 2010, while nationally housing permits decreased 5.3% during the same period. Privately owned housing starts (1-unit structures) in the three states in which the Company operates showed a combined 13.7% decrease during the six months ended June 30, 2011, as compared to the same period in 2010.

The Company monitors the risk in its real estate portfolio by analyzing home price indices, residential real estate sales, single family home permits and housing starts, commercial real estate sales, commercial real estate prices and commercial building permits. The impact of each of these factors is analyzed on a market-specific basis. Each of the Company’s larger market areas collects economic data in a manner specific to the respective market so that trends can be identified and monitored. The aggregate impact of current economic trends is applied to the Company’s loan portfolio at a macro level. In its public disclosures, the Company focuses on conveying to readers the overall impact of challenging local and national economies rather than focusing on the individual metrics used to analyze risks inherent in the real estate loan portfolio.

There is limited meaningful published data on commercial real estate sales and prices for our market areas. As such, the Company relies on its commercial real estate loan officers in each market to judge market values and sales locally based on discussions with local realtors and appraisers and comparable sales in local or adjacent market areas.

Most of the Company’s market areas are now experiencing a slow down in housing, with the most significant impact occurring in the Flathead area around Kalispell, Montana, the Gallatin Valley area around Bozeman, Montana and the Jackson, Wyoming market areas. Real estate sales and appraisal values continue to decline in these three market areas. Additionally, days on market and/or the level of lots available for sale in these three markets remain an area of concern.

The Company will undertake to expand future filings to include discussion and analysis of the specific economic conditions and trends in its market areas having an effect on its financial condition and/or results of operations.

Executive Overview, page 33

4. Noting that you earned over $18 million from service charges on deposits accounts and $29 million in service charges, commission and fees, please provide detail regarding each of these and discuss any recent or anticipated changes as a result of new regulations.

Significant components of service charges on deposit accounts for the periods indicated are as follows:

Service Charges on Deposit Accounts Detail Analysis:
(Dollars in Thousands)
	Year Ended	Quarter ended	Quarter ended
	December 31, 2010	March 31, 2011	June 30, 2011
Service charges	$6,756	$1,654	$1,634
Overdraft fees	11,425	2,456	2,751

Service charges on deposit accounts	$18,181	$4,110	$4,385

Overdraft fees declined 7.6% in 2009, as compared to 2008, and 17.0% in 2010, as compared to 2009, with an overall decline of 23.3% over the two year period. The decline in customer utilization of this service is thought to be driven by changes in consumer behavior resulting from the prolonged national economic recession and its impact on customers in the Company’s market areas. On July 1, 2010, regulation became effective that prohibits the Company from charging overdraft fees on automated teller machine and debit card transactions unless the customer consents, or opts in, to an overdraft service for these types of transactions. Because the Company generally does not authorize, and historically has not authorized, payment of automated teller machine and one-time debit card transactions that result in an overdraft of the customer’s account, management does not attribute any significant portion of the decrease in overdraft fees to this regulation.

Significant components of service charges, commission and fees for the periods indicated are as follows:

Other Service Charges, Commissions and Fees:
(Dollars in Thousands)
	Year Ended	Quarter ended	Quarter ended
	December 31, 2010	March 31, 2011	June 30, 2011
Debit card interchange fee income	$10,196	$2,818	$2,905
Credit card fee income	8,084	2,026	2,341
Loan servicing fee income	6,264	1,271	1,312
Service charges - ATM	2,287	528	522
Commissions	1,677	453	429
Safe deposit box fee income	505	150	128
Other	481	134	131

Other service charges, commissions and fees	$29,494	$7,380	$7,768

Debit card interchange fee income is projected to increase to approximately $11.4 million in 2011, primarily due to higher volumes of transactions processed. The Company is exempt from the provisions of Regulation II, which limits debit card interchange fees for issuers with $10 billion or more in total assets beginning October 1, 2011. Payment card networks have indicated their preference for a two-tier payment system designed to protect issuers with less than $10 billion in total assets, like the Company; however, no specific information has been made available regarding a two-tier system or whether the payment card networks will pay the maximum amounts allowed under Regulation II. As such, the ultimate impact of Regulation II and/or changes in payment systems on the Company’s debit card interchange fee income cannot be predicted at this time. If interchange fees are set at the maximum amount allowed by Regulation II for all issuers regardless of size and the Company receives the additional fraud adjustment amount, the estimated impact on the Company’s pre-tax debit card interchange fee income would be a decrease of approximately $5.6 million annually. The Company is currently assessing ways to mitigate potential negative effects of regulatory pressure on debit card interchange fees, including but not limited to, reassessment of the menu of services and products offered to customers and the pricing of those services and products.

Non-Performing Assets, page 47

5. We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming loans over recent periods. For example, your nonperforming loans as of December 31, 2010 were $210,684 an increase of 69% over nonperforming loans of $124,678 as of December 31, 2009 and nonperforming loans as of March 31, 2011 were $249,878 an increase of approximately 19% over nonperforming loans as of December 31, 2010. During this period you increased the allowance for loan losses by only 16.9% - from $103,030 at December 31, 2009 to $120,480 at December 31, 2010 and 3.29% - from $120,480 at December 31, 2010 to $124,446 at March 31, 2011, with very small amounts of relative net-charge offs during these periods. Please provide a more robust and transparent discussion consistent with Item 303 of Regulation S-K as it relates to significant changes in balances of your various balance sheet and income statement accounts, numerical changes and changes in trends from period to period. In this regard, your current disclosures in the loan loss provision portion of your Management’s Discussion and Analysis section do not appear to clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in the overall credit environment with an increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase in your allowance for loan losses. In addition, discuss the reasons that your allowance for loan losses has not proportionally followed the levels of your nonperforming loans and charge-offs. Discuss the steps you take to monitor and evaluate collateral values of your nonperforming loans as part of your allowance methodology and discuss the trends experienced in that area in recent periods.

The Company performs a quarterly assessment of the adequacy of its allowance for loan losses in accordance with generally accepted accounting principals. The methodology used to assess the adequacy is consistently applied to the Company’s loan portfolio and takes into consideration the three elements that comprise the allowance for loan losses:

(1)	Specific valuation allowances associated with impaired loans. Specific valuation allowances are determined based on assessment of the fair value of the collateral underlying the loans as determined through independent appraisals and customized discounting criteria, the present value of future cash flows and observable market prices. No specific valuation allowances are recorded for impaired loans that are adequately secured.

(2)	Historical valuation allowances based on loan loss experience for similar loans with similar characteristics and trends.

(3)	General valuation allowances determined based on general economic conditions and other qualitative risk factors both internal and external to the Company.

Based on the assessment of the adequacy of the allowance for loan losses, management records provisions for loan losses to maintain the allowance for loan losses at appropriate levels.

Beginning in 2008, the Company determined that additional general valuation allowances were needed based on management’s estimation of the probable impact of declines in national, regional and local economic conditions on customers in the Company’s market areas. Accordingly, beginning in 2008, and continuing in 2009 and 2010, the Company recorded significantly higher provisions for loan losses to maintain the allowance for loan losses at appropriate levels. During 2008, 2009, 2010 and the first six months of 2011, management’s estimates played out and the Company experienced higher levels of impaired and non-performing loans. Management is projecting that non-performing and impaired loans were at or near their peak as of June 30, 2011.

Non-performing loans include loans on non-accrual status, loans contractually past due 90 or more days and still accruing interest and loans renegotiated in troubled debt restructurings. Impaired loans are a subset of non-performing loans and include non-consumer loans on nonaccrual status and loans renegotiated in troubled debt restructurings. The Company monitors and evaluates collateral values on impaired loans quarterly. Appraisals are required on all impaired loans every 18-24 months. The Company monitors real estate values by market for its larger market areas. Based on trends in real estate values, adjustments may be made to the appraised value based on time elapsed between the appraisal date and the impairment analysis. Appraised values in the Company’s smaller market areas may be adjusted based on trends identified through discussions with local realtors and appraisers. Appraisals are also adjusted for selling costs by market area. The adjusted appraised value is then compared to the loan balance and any resulting shortfall is recorded in the allowance for loan losses as a specific valuation allowance.

Specific valuation allowances are not recorded if the impaired loan is adequately collateralized. Therefore, significant changes in impaired and non-performing loans do not necessarily correspond proportionally with changes in the specific valuation component of the allowance for loan losses.

Loans, or portions thereof, are charged-off against the allowance for loan losses when management believes that the collectability of the principal is unlikely, or, with respect to consumer installment loans, according to an established delinquency schedule. Management expects the timing of charge-offs will vary between quarters and will not necessarily correspond proportionally to changes in the allowance for loan losses or changes in non-performing or impaired loans due to timing differences among the initial identification of an impaired loan, recording of a specific valuation allowance for the impaired loan and any resulting charge-off of uncollectible principal.

6. We note the significant amount of non-performing loans as of December 31, 2010 in the amount of $210,684 as well as at March 31, 2011 in the amount of $249,878. Please tell us and expand future filings to address the impact of obtaining independent appraisals/using observable market data in combination with customized discounting criteria and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge offs.

The Company’s policy for obtaining appraisals and using customized discounting criteria is described in response to Comment 5 above. The Company monitors and evaluates collateral values on impaired loans quarterly. During this quarterly review, the age of the appraisal and current market developments are considered. At this time, the continued validity of the appraised value is assessed by management. As necessary, management will discount the existing appraisal and/or order a new appraisal. Any shortfall in the adjusted appraised value of the collateral underlying an impaired loan is immediately recorded in the allowance for loan loss as a specific valuation allowance. Overall increases in specific valuation allowances will result in higher provisions for loan losses. However, additional provisions resulting from overall increases in specific valuation allowances may be offset by changes in the historical or general valuation elements of the allowance for loan losses.

Loans, or portions thereof, are charged-off against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Generally, loans are charged-off when (1) there has been no material principal reduction within the previous 90 days and there is no pending sale of collateral or other assets, (2) there is no significant or pending event which will result in principal reduction within the upcoming 90 days, (3) it is clear that the Company will not be able to collect all or a portion of the loan, (4) payments on the loan are sporadic or if payments will result in an excessive amortization and are not consistent with the collateral held and (5) foreclosure or repossession actions are pending. Loan charge-offs do not directly correspond with the receipt of independent appraisals or the use of observable market data in combination with customized discounting criteria if the collateral value is determined to be sufficient to repay the principal balance of the loan.

The Company will undertake to expand future filings to address the impact of obtaining independent appraisals and using observable market data in combination with customized discounting criteria on the overall valuation process, as well as the amount and timing of related loan loss provisions and charge-offs.

7. Please tell us and expand future filings to address the following with regard to your restructured loans:

•	Clarify if the restructured loans were troubled debt restructurings (TDRs) and discuss the various loan modification programs you offer;

•	Discuss how you identify loans to be restructured;

•	With regard to your performing and nonperforming restructured loans clearly identify if the amounts presented are on accrual or nonaccrual status;

•	Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable);

•

Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively); and

•	Tell us and disclose your policy (in your financial statements) regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

Modifications of performing loans are made in the ordinary course of business and are completed on a case-by-case basis as negotiated with the borrower. The Company does not offer formal or pre-designed loan modification programs to borrowers. Loan modifications typically include interest rate concessions, interest only periods of less than twelve months, short-term payment deferrals and extension of amortization periods to provide payment relief.

A loan modification is considered a troubled debt restructuring if the borrower is experiencing financial difficulties and the Company, for economic or legal reasons, grants a concession to the borrower that it would not otherwise consider. Only those modifications that are considered troubled debt restructurings are disclosed in the Company’s public filings as troubled debt restructurings. Those modifications deemed to be troubled debt restructurings are monitored centrally by specialized support staff who determine the loan has been properly classified as a restructured loan and if and/or when the loan may be placed on accrual status or removed from impaired loan status.

The following table presents information on the accrual status of the Company’s troubled debt restructurings as of the dates indicated. This information was presented in narrative form in Note 3 of Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011.

Troubled Debt Restructurings
(Dollars in Thousands)
	As of
	December 31, 2010	March 31, 2011	June 30, 2011
On accrual status	$13,490	$33,344	$31,611
On nonaccrual status	40,210	57,037	70,383

Total troubled debt resturings	$53,700	$90,381	$101,994

As of June 30, 2011, the Company had no restructured loans that had immediately been placed on accrual status.

In early 2011, the Company began tracking and quantifying the types of concession made on troubled debt restructurings in anticipation of the July 1, 2011 adoption of the expanded disclosure requirements of ASU No. 2010-20. The Company is currently not able to assess, either qualitatively or quantitatively, the success of the different types of concessions due to the short period of time this information has been captured. The table below indicates the types of concessions made on troubled debt restructurings as of the dates indicated.

Types of Concessions Made on Troubled Debt Restructurings
(Dollars in Thousands)
	As of
	December 31, 2010	March 31, 2011	June 30, 2011
Below market interest rate	$17,222	$21,855	$20,027
Extention of terms or maturity	10,176	14,257	17,534
Interest only period not in original note	21,955	45,832	50,525
Other (1)	4,347	8,437	13,908

Total troubled debt resturings	$53,700	$90,381	$101,994

(1)	Includes loans restructured to reduce payments for a specified period of time, defer payments, extend amortization schedules and other concessions.

Restructured loans that have performed in accordance with the terms specified by the restructuring agreements for a period of at least six months and for which management is reasonably assured of future performance are returned to accrual status.

The Company will undertake to clarify these disclosures in future filings.

8. We note that you have had over $30 million in OREO since December 31, 2009. Given the significant balances noted, please tell us and revise future filings to include a discussion as to whether or not you actively market these properties, including whether or not you are doing this through a third party, or with bank staff and when you expect to dispose of them. Please also address how you continue to evaluate the need to recognize any further deterioration in the market value of each property and what triggering events would typically result in additional write-downs of any individual property. In this regard, please comment on how and when you would use revised appraisals, comparable sales data, other events impacting market based prices of other adjacent properties in the same residential or vacation property development to determine potential additional write-downs in deteriorating market conditions, as appropriate.

Commercial and agricultural OREO properties are listed with unrelated third party professional real estate agents or brokers local to the areas where the marketed properties are located. Residential properties are listed with local realtors, after any redemption period has expired. The Company relies on these local real estate agents and/or brokers to list the properties on the local multiple listing system, to provide marketing materials and advertisements for the properties and to conduct open houses.

OREO properties are appraised every 18-24 months unless deterioration in local market conditions indicates the need to obtain new appraisals sooner. Larger OREO properties, including but not limited to land development projects, are evaluated by management quarterly to determine if additional write-downs are appropriate or necessary based on current market conditions. Quarterly evaluations include a review of the most recent appraisal of the property and reviews of recent appraisals and comparable sales data for similar properties in the same or adjacent market areas.

9. Please provide us a listing of your largest five OREO properties at both the latest quarter and year-end dates. Include a description of the property, original loan classification, original loan amount, specific write-downs prior to placing the property into foreclosure (including the specific write-downs you took on the date of transfer to this account), amount of write-downs since it has been in this account and details supporting the active marketing of these individual properties. We may have further comments upon receipt and review of your response.

As of December 31, 2010, the Company’s five largest properties included in OREO were as follows:

Property #1 – 170 acre subdivision located in northwestern Montana. Loans collateralized by this property were originally classified as land development loans with original loan commitments aggregating $****. The collateral was transferred to OREO in July 2009. At the time of transfer, the foreclosed loans had remaining principal balances aggregating $****. Specific write-downs to the allowance for loan losses of $**** were recorded shortly after the date of transfer. During 2010, the Company invested $**** to complete the infrastructure of this subdivision. Subsequent write-downs in the value of this property of $**** and $**** were recorded as OREO expense in 2010 and the six months ended June 30, 2011, respectively. The carrying value of this property was $**** as of December 31, 2010 and $**** as of June 30, 2011. This property was last appraised in April 2011 for $**** based on discounted cash flow of individual lot sales. The April 2011 appraised value was discounted to estimate the fair value of the property assuming a potential bulk sale transaction.

Subdivision lots are currently listed with local real estate agents who are responsible for marketing, advertising and the listing of the property on appropriate listing services. During 2010, the Company sold 2 lots in this subdivision with carrying values aggregating $****. Through June 30, 2011, the Company had sold an additional lot with a carrying value of $****. The Company recognized net gains on lot sales of $**** in 2010 and $**** through June 30, 20l1. As of June 30, 2011, the Company had 96 lots remaining for sale in this subdivision.

Property #2 – 119 lot subdivision located in southern Wyoming. Loans collateralized by this property were originally classified as land development loans with original loan commitments aggregating $****. The collateral was transferred to OREO in June 2009. At the time of transfer, the foreclosed loans had remaining principal balances aggregating $****. Specific write-downs to the allowance for loan losses of $**** were recorded prior to transferring the property to OREO. No specific write-downs in the value of this property were recorded on or since the date of the transfer. During 2010, the Company invested $**** to complete the infrastructure of this subdivision. The carrying value of this property was $**** as of December 31, 2010 and $**** as of June 30, 2011. This property was last appraised in June 2011 for $****.

Subdivision lots are currently listed with local real estate agents who are responsible for marketing, advertising and the listing of the property on appropriate listing services. During 2010, the Company sold 20 lots in this subdivision with carrying values aggregating $****. Through June 30, 2011, the Company had sold an additional 7 lots with carrying values aggregating $****. The Company recognized net gains on lot sales of $**** in 2010 and $**** through June 30, 2011. As of June 30, 2011, the Company had 89 lots remaining for sale in this subdivision.

Property #3 – 100 Acre subdivision located in south central Montana. Loans collateralized by this property were originally classified as multiple phase land development loans with original loan commitments aggregating $****. The collateral was transferred to OREO in May 2010. At the time of transfer, the foreclosed loans had principal balances aggregating $****. The Company charged specific write-downs to the allowance for loan losses of $**** prior to transferring the property to OREO, including specific write-downs of $**** recorded on or shortly after the date of transfer. No specific write-downs have been recorded since the date of the transfer. The carrying value of this property was $**** as of December 31, 2010 and June 30, 2011. This property was last appraised in July 2010 for $****.

All subdivision lots are currently listed with local real estate agents who are responsible for marketing, advertising and the listing of the property on appropriate listing services. During 2010, the company sold one lot in this subdivision at a net gain of $****. The Company is currently re-platting this subdivision. As of June 30, 2011, the Company had four lots remaining for sale in this subdivision.

Property #4 – Subdivision located in northwestern Montana. Loans collateralized by this property were originally classified as land development loans with original loan commitments aggregating $****. The collateral was transferred to OREO in December 2009. At the time of transfer, the foreclosed loans had principal balances aggregating $****. The Company charged specific write-downs to the allowance for loan losses of $**** shortly after the date of transfer. No subsequent write-downs in the value of this property were recorded in 2010. The Company recorded subsequent write-downs in the value of this property of $**** to OREO expense during the six months ended June 30, 2011. The carrying value of this property was $**** as of December 31, 2010 and $**** as of June 30, 2011. This property was last appraised in February 2010 for $****.

The subdivision is currently listed with local real estate agents who are responsible for marketing, advertising and the listing of the property on appropriate listing services. As of June 30, 2011, the Company intended to sell the subdivision as one property rather than dividing it into individual lots.

Property #5 – vacant land proposed for development located in south central Montana. The loan collateralizing this property was originally classified as vacant land with an original loan amount of $****. The collateral was transferred to OREO in March 2010. At the time of transfer, the foreclosed loan had a principal balance of $****. The Company charged specific write-downs to the allowance for loan losses of $**** shortly after the date of transfer. No specific write-downs in the value of this property were recorded on or since the date of the transfer. The carrying value of this property was $**** as of December 31, 2010 and June 30, 2011. This property was last appraised in February 2010 for $****. This land is currently listed with local real estate agents who are responsible for marketing, advertising and the listing of the property on appropriate listing services.

As of June 30, 2011, Properties #1, #2, #3 and #5 listed above comprised four of the five largest properties included in OREO. In addition, the property described below was the fifth largest property included in OREO as of June 30, 2011.

Property #6 – Commercial building south central Montana. The loans collateralized by this property were originally classified as commercial loans with original loan commitments aggregating $****. The collateral was transferred to OREO in February 2010. At the time of transfer, the foreclosed loans had principal balances aggregating $****. No specific write-downs in the value of this property were recorded on or since the date of the transfer. The carrying value of this property was $**** as of December 31, 2010 and June 30, 2011. This property was last appraised in February 2010 for $****. This property is listed with local real estate agents who are responsible for marketing, advertising and the listing of the property on appropriate listing services. The Company is currently under contract to sell this property. Management expects the sale will close prior to December 31, 2011. Management expects to record a net gain of approximately $**** in conjunction with the sale.

Deposits, page 54

10. Please tell us and provide disclosure in future filings to present as of the latest reporting period the amount of outstanding time deposits of $100,000 or more by time remaining until maturity of 3 months or less; over 3 to 6 months; over 6 though 12 months; and over 12 months pursuant to Item V D of Guide III.

The requested information is presented in, or calculable from, the “Interest Rate Sensitivity Gaps” table and related footnote #4 located on pages 59 and 60 of the Company’s Annual Report on Form 10-K for the Year ended December 31, 2010. As of December 31, 2010, maturities of time deposits of $100,000 are as follows:

Maturities of Time Deposits of $100,000 or More
(Dollars in Thousands)

Maturing in 3 months or less	$260,606
Maturing in over 3-6 months	214,179
Maturing in over 6-12 months	295,872
Maturing in over 12 months	137,387

Total Time Deposits of $100,000 or More	$908,044

In future filings we will insert an additional table in “Management’s Discussion and Analysis, Financial Condition, Deposits” that clearly presents the amount of outstanding time deposits of $100,000 or more by time remaining until maturity of (i) 3 months of less, (ii) over 3 to 6 months, (iii) over 6 through 12 months, and (iv) over 12 months.

Item 8. Financial Statements and Supplementary Data

Note (1) Summary of Significant Accounting Policies

Business, page 71

11. Please tell us and expand the disclosure in future filings to state the nature of the business conducted by the company’s nonbank subsidiaries.

The Company’s nonbank subsidiaries include:

•

First Western Data, Inc., a 100% owned nonbank subsidiary acquired in January 2008, is inactive. As of December 31, 2010, First Western Data, Inc. had total assets of $406,000 and total equity of $401,000. Management expects this entity to be liquidated by December 31, 2011.

•

First Interstate Insurance Agency is a 100% owned nonbank insurance brokerage formed in 2004. Income earned and expenses incurred by First Interstate Insurance Agency are passed through to First Interstate Bank, our only banking subsidiary. As of December 31, 2010, First Interstate Insurance Agency had no assets and no equity.

•	FIB, LLC, a 100 % owned nonbank subsidiary formed in 2001, is inactive. As of December 31, 2010, FIB, LLC had no assets or equity.

•

Commerce Financial, Inc. is a 100% owned nonbank subsidiary incorporated in 1978 principally to originate and broker secured real estate loans. Commerce Financial, Inc. has been inactive for several years. As of December 31, 2010, Commerce Financial, Inc. had total assets and total equity of $1.6 million.

•

FIBCT, LLC, a 100% owned nonbank subsidiary formed in 2004, is inactive. As of December 31, 2010, FIB, LLC had total assets of $9,000 and total equity of $5,000. Management expects FIB, LLC will be liquidated by December 31, 2011.

Because the above listed nonbank subsidiaries, considered individually or in the aggregate as a single subsidiary, do not constitute a significant subsidiary, the Company will delete in future filings all specific references to these subsidiaries in the Summary of Significant Accounting Policies – Basis of Presentation and Exhibit 21.1, Subsidiaries of First Interstate BancSystem, Inc. pursuant to Item 601(b)(21)(ii) of Regulation S-K.

Loans, page 73

12. Please tell us and expand the disclosure in future filings to state the policy for recognizing interest income on impaired loans, including how cash receipts are recorded pursuant to ASC 310-50-15(b).

Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

The Company will expand disclosure in future filings to state the Company’s policy for recognizing interest income on impaired loans pursuant to ASC 310-50-15(b)

13. We note the disclosure that a loan that is modified at a market rate of interest may no longer be classified as a troubled debt restructuring in the calendar year subsequent to the restructuring if it is in compliance with the modified terms. It appears from your disclosure that you are redesignating your restructured loans. Please confirm our understanding and provide us with the authoritative literature you have used to support your accounting treatment. Also, tell us if there is a minimum amount of continuous payments that must be made before such redesignating.

In accordance with ASC 310-40-50-2, an impaired loan that has been restructured in a troubled debt restructuring need not be included in the disclosures required by ASC 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring if both of the following conditions are met:

a. The restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk.

b. The loan is not impaired based on the terms specified by the restructuring agreement.

Loans restructured at an interest rate equal to or greater than the rate that the Company was willing to accept at the time of the restructuring for a new loan with comparable risk, and that have performed in accordance with the terms specified by the restructuring agreements for a period of at least six months and for which management is reasonably assured of future performance are not considered impaired loans for disclosure purposes in accordance with ASC 310-40-50-2.

The Company will undertake to clarify this disclosure in future filings.

14. We note the disclosure that residential mortgages held for sale were $46,408 and $36,430 as of December 31, 2010 and 2009, respectively. Please revise future filings to present these loans on the face of the consolidated balance sheets pursuant to ASC 310-10-45-2.

The Company will include residential mortgage loans held for sale on the face of the consolidated balance sheet pursuant to ASC 310-10-45-2 in all future filings.

Note (3) Loans, pages 79-85

15. Please revise your contractual aging table in future filings to further breakout the amounts included in the 30-89 days past due column into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

The Company will revise its contractual aging table due in future filings to include loans 30-59 days past and 60-89 days past as illustrated in ASC 310-10-55-9.

16. With regard to the disclosure specified by ASC 310-10-50-19, please tell us and expand future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad debt expense.

The Company does not frequently measure impairment using the present value of expected future cash flows. Changes in present value attributable to the passage of time are recognized in the provision for loan losses as bad debt expense.

The Company will undertake to provide this information in future filings.

Note (24) – Fair Value Measurements, page 106

17. Please tell us and provide disclosure in future filings of the validation procedures performed by the company related to the models and assumptions utilized to validate that the prices received from independent pricing services and 3rd party consultants are reasonable for each financial instrument.

The Company obtains fair value measurements for investment securities from an independent pricing service and evaluates mortgage servicing rights for impairment using an independent valuation service. The vendors chosen by the Company are widely recognized vendors whose evaluations support the pricing functions of financial institutions, investment and mutual funds, and portfolio managers. The Company has documented and evaluated the pricing methodologies used by the vendors and maintains internal processes that regularly test valuations. These internal processes include obtaining and reviewing available SAS 70 reports, evaluating the prices for reasonableness given market changes, investigating anomalies and confirming determinations through discussions with the vendor. For investment securities, if needed, a broker may be utilized to determine the correct fair value.

18. We note you made fair value adjustments of $6,724 and $5,545 during 2010 and 2009, respectively, to your OREO. Please tell us what those adjustments represent and revise your future filings accordingly. For example, tell us if it is the result in updated appraisals or the result of management estimates.

Fair value adjustments of $6,724,000 during 2010 included write-downs of $2,491,000 directly related to receipt of updated appraisals and adjustments of $4,233,000 based on management estimates of the current fair value of properties.

Fair value adjustments of $5,545,000 during 2009 included write-downs of $4,438,000 directly related to receipt of updated appraisals and adjustments of $1,197,000 based on management estimates of the current fair value of properties.

Future filings will include the nature of all fair value adjustments to OREO.

Part III Information, incorporated form the Proxy Statement filed March 31, 2011

Governance and Nominating Committee, page 24

19. We note your disclosure on the second line of page 25 that the Scott family council recommends “candidates for Board membership from the Scott family” and that the nominating committee “gives due and significant consideration to [such] recommendations.” Please provide to us and undertake to include in your future filings the following:

•	describe any arrangement or understanding between any candidate and the Scott family as required by Item 401(a) of Regulation S-K;

•	revise your description of each nominee to state which ones were recommended by the Scott family as required by Item 407(c)(2)(vii) and (ix) of Regulation S-K;

•	disclose whether the nominating committee has rejected any recommendations from the Scott family; and

•	disclose whether the Scott family has approved all candidates before the Committee nominated them.

There were no arrangements or understandings between any candidate for election to the Company’s Board of Directors at the 2011 Annual Shareholders Meeting and the Scott family that would require disclosure pursuant to Item 401(a) of Regulation S-K.

All nominees, with the exception of Charles M. Heyneman, were standing for re-election to the Company’s Board of Directors at the 2011 Annual Shareholder Meeting. Charles M. Heyneman was recommended for Board membership by the Scott Family council. Written consent to identify and disclose the recommendation by the Scott Family council of Charles M. Heyneman for Board membership was not provided by the Scott Family council at the time of the recommendation.

Charles M. Heyneman was the only Scott family member recommended for Board membership by the Scott Family council. After due and significant consideration, the Governance & Nominating Committee nominated Charles M. Heyneman as a candidate for election to the Company’s Board of Directors.

The Scott Family does not approve candidates for nomination to the Company’s Board of Directors. The Scott Family council recommends Scott family members as candidates for Board membership. The Scott Family council recommended one candidate for nomination at the 2011 Annual Meeting of Shareholders. All candidates for the Board are evaluated by the Governance & Nominating Committee on the basis of broad experience, financial acumen, professional and personal accomplishments, educational background, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company’s business environment and willingness to devote adequate time to board duties.

We will undertake to provide this information in our future filings.

Compensation Discussion and Analysis, page 29

20. Please provide to us and undertake to include in your future filings, as required by Item 402(b) of Regulation S-K, the following information relating to your determination of the types and amount of executive compensation to award:

•

identify, pursuant to Item 402(b)(2)(v) of Regulation S-K, the specific items of corporate performance, on which you state you based the amount of executive bonuses in the fourth paragraph of page 29; and

•	identify, pursuant to Item 402(b)(2)(vii) of Regulation S-K, the “individual performance objectives” to which you refer in the third paragraph on page 31.

The Compensation Committee awards executive bonuses based on corporate performance and on the achievement of specified performance objectives, with 30% of bonus payouts based on net income compared to budget; and 70% of bonus payouts based on each executive’s performance of some or all of the following individual objectives:

•	Succession planning

•	Execution of capital planning

•	Improving credit quality

•	Loan, deposit, and non-interest income growth

•	Business promotion

•	Productivity

•	Investor Relations

•	Managing enterprise and compliance risk.

The Compensation Committee reviews an executive’s performance of some or all of the following individual objectives for determining merit increases:

•	Succession planning

•	Profitability

•	Execution of capital planning

•	Improving credit quality

•	Loan, deposit, and non-interest income growth

•	Business promotion

•	Productivity

•	Investor Relations

•	Managing enterprise and compliance risk.

We will undertake to provide this information in our future filings.

21. We note your statement in the third paragraph on page 30 that “the Compensation Committee targets market competitive (50th percentile) base pay, incentives and total cash compensation within the peer group.” Revise your future filings revision of this section, consistent with Item 402(b)(2)(xiv) of Regulation S-K, to identify the peer group used by the Committee in evaluating executive compensation in the relevant year, including any changes to the group since the last fiscal year.

Consistent with Item 402(b)(2)(xiv) of Regulation S-K, we will more specifically identify the peer group banks used by the Compensation Committee to evaluate executive compensation in future filings along with specifying how that group may have changed from the previous fiscal year.

Certain Relationships and Related Transactions, page 45

22. Please confirm, and revise future filings to clarify, that the loans disclosed on page 45 do not have “other than normal risk of collectability or present other unfavorable features.” Please refer to Item 404(a) Instruction (4)(c)(ii) of Regulation S-K.

As of December 31, 2010 and 2009, loans to certain executive officers, directors and greater than 5% shareholders of the Company and certain individuals related to such persons did not have other than normal risk of collectability or present other unfavorable features.

Future filings will clarify, pursuant to Item 404(a) Instruction (4)(c)(iii) of Regulation S-K, that loans to executive officers, directors and greater than 5% shareholders of the Company and certain individuals related to such persons do not have other than normal risk of collectability or present other unfavorable features.

23. Please tell us how you concluded that expenses for the aircraft and strategic planning, education and corporate governance consultation for the Scott family are consistent with your code of ethics and your related person transaction policy and whether the independent directors of your governance and nominating committee or other directors approved the transactions. Please refer to Item 404(a)(6) of Regulation S-K.

Related party transactions are reviewed by the independent directors of the Governance & Nominating Committee pursuant to the Company’s Related Person Transaction Policy, the Code of Ethics and Conduct Guide for Directors of FIBS and other applicable policies or procedures, if any. Below is a detailed summary of the items noted above.

The independent directors of the Governance & Nominating Committee thoroughly reviewed and then approved the aircraft lease between the Company and Aerotomas, LLC, on February 10, 2010. Aerotomas, LLC, is a limited liability company wholly owned by Thomas W. Scott, Chairman of the Board of Directors of the Company. Included in its review, the independent directors of the Committee examined rates charged by a local private jet center and found that Aerotomas’ rates are comparable to market rates. The independent directors of the Committee also reviewed the Hangar Lease and Pilot Services Agreement and found the terms to be reasonable. Based on their review, the independent directors of the Committee deemed this related person transaction between Aerotomas and the Company to be in compliance with applicable Company policies and procedures and that it is in, or is not inconsistent with, the best interests of the Company.

Also on February 10, 2010, the independent directors of the Governance & Nominating Committee reviewed the ongoing arrangements and terms of the contract between the Company and Scott Family Services, or SFS. In their review, the independent directors of the Committee concluded that SFS benefits the Company by providing services in the development of corporate governance, shareholder education, shareholder communication and parallel strategic planning. Following thorough review, the independent directors of the Committee deemed this related person transaction between SFS and the Company to be in compliance with applicable Company policies and procedures and that it is in, or is not inconsistent with, the best interests of the Company.

In addition, we acknowledge that:

•	First Interstate BancSystem, Inc. is responsible for the adequacy and accuracy of disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	First Interstate BancSystem, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Bailey at 406-255-5319 or our legal counsel, Gregory E. Lindley, Holland & Hart LLP at 801-799-5829 with any additional comments or question you may have.

Sincerely,
FIRST INTERSTATE BANCSYSTEM, INC.
By:	/s/ TERRILL R. MOORE
Terrill Moore
Chief Financial Officer